AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

13 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 January 2006, Re: Public Shareholding Spread as at 31 December 2005 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **13/01/2006 02:04:06 PM**
Submitted by **AMSTEEL** on **13/01/2006 02:07:32 PM**
Reference No **AA-060113-1501A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PUBLIC SHAREHOLDING SPREAD AS AT 31 DECEMBER 2005

* **Contents :-**

The Company wishes to announce that the public shareholding spread of the Company as at 31 December 2005 is as set out in Table 1 below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

1.	% of public shareholdings	52.71
2.	Number of public shareholders holding not less than 100 shares	35,291

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

13 JAN 2006